UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Drink LMNT, Inc.

Legal status of Issuer:

  Form:

  Corporation

  Jurisdiction of Incorporation/Organization:

  Delaware

  Date of Organization:

  December 30, 2019

Physical Address of Issuer:

1150 Central Ave, Naples, FL 34102

Website of Issuer:

https://DrinkLMNT.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay to the Intermediary a fee equal to (i) four percent (4%) of amounts raised in the offering up to $2M; plus (ii) two percent (2%) of the amounts raised in the offering exceeding $2M and up to $5M.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one and one-half percent (1.5%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,000,000

Deadline to reach the Target Offering Amount:

August 15, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0 full-time employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$10,899,000	$2,648,000
Cash & Cash Equivalents	$6,554,000	$1,324,000
Accounts Receivable	$644,000	$184,000
Current Liabilities*	$3,783,000	$769,000
Long-term Liabilities	$770,000	$881,000
Revenues/Sales**	$31,589,000	$7,053,000
Cost of Goods Sold	$10,058,000	$1,872,000
Taxes Paid***	$680,000	$251,000
Net Income/(Net Loss)	$1,974,000	$880,000

* Consists of accounts payable, accrued liabilities, sales and income tax payable and other current liabilities.
** Presented net of sales returns.
*** Represents income tax expense for the respective fiscal year-end.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 7, 2022

Drink LMNT, Inc.



Up to 4,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Drink LMNT, Inc. ("**LMNT,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $4,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 15, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250	$10	$240
Maximum Individual Purchase Amount (3)(4)	$5,000	$200	$4,800
Target Offering Amount	$25,000	$1,000	$24,000
Maximum Offering Amount	$4,000,000	$120,000	$3,800,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the fee equal to (i) four percent (4%) of amounts raised in the offering up to $2M; plus (ii) two percent (2%) of the amounts raised in the offering exceeding $2M and up to $5M, the Intermediary will also receive a securities commission equal to one and one-half percent (1.5%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.


SPECIAL NOTICE TO FOREIGN INVESTORS


IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED

GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://DrinkLMNT.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/LMNT

The date of this Form C is June 7, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Drink LMNT, Inc. (or the "Company" "LMNT" "our"), is a Delaware corporation organized on December 30, 2019. The Company was originally formed as a limited liability company under the name Elemental Labs, LLC, on October 5, 2018 and initiated operations in December of the same year. Pursuant to Articles of Conversion filed on December 30, 2019, Elemental Labs, LLC converted into a Delaware corporation, Drink LMNT, Inc., in exchange for the issuance of 7,480,000 shares of common stock.

The Company manufactures and distributes packaged powdered electrolyte drink mix formulated to help individuals with their electrolyte needs and is suited to individuals following keto, lowcarb or paleo nutritional diets. The Company's products are formulated with a ratio of sodium, potassium and magnesium and contain no sugar, gluten, fillers or artificial ingredients. Products are primarily sold and distributed directly to consumers through large and established ecommerce platforms.

The Company is located at 1150 Central Ave, Naples, FL 34102, United States.

The Company's website is https://DrinkLMNT.com.

The Company is headquartered and qualified to conduct business in Florida and is also registered in New York. The Company also sells its products throughout the United States, Canada and other international locations.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/LMNT (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	4,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	4,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250+
Maximum Individual Purchase Amount	$5,000+
Offering Deadline	August 15, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 32.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one and one-half percent (1.5%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, emerging growth companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate the production of our products, or from whom we acquire such items, do not provide the products which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular product or service. Our products may utilize custom ingredients available from few worldwide sources. Continued availability of those products at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common products instead of products customized to meet our requirements. The supplies needed for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

In particular, we are dependent James Murphy, our Chief Executive Officer, Robb Wolf, our Vice President, and Brianna Segerson, our Chief Operating Officer. The Company does not have direct employment agreements with Mr. Murphy, Mr. Wolf and Ms. Segerson, and there can be no assurance that it will do so or that any or all of them will continue to provide services to the Company for a particular period of time. Mr. Murphy, Mr. Wolf and Ms. Segerson are employees of an affiliated entity, Proton Fitness, LLC, and services provided on behalf of the Company are performed under a Services Agreement. Moreover, each of our executives are involved with other initiatives and may not devote their full time to the Company. The loss of Mr. Murphy, Mr. Wolf or Ms. Segerson, or any other key personnel, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We have substantial reliance on Proton Fitness, LLC to provide our personnel and support services.

The Company is a party to a Services Agreement ("Proton Services Agreement") with Proton Fitness, LLC ("Proton Fitness"). James Murphy is an officer and director of the Company as well as an owner of Proton Venture CPG, LLC, a major stockholder in the Company. Mr. Murphy is also a manager and member of Proton Fitness. Employees of Proton Fitness provide nearly all services required for the operation of the Company (including without limitation, strategic planning, accounting, information and technology, human resources/benefits, finance and audit, software and other technology development, product development, branding, marketing and sales support, website development and maintenance, procurement, insurance risk/management, and business advisory) in return for reimbursement of all direct and indirect, fully-burdened actual operating expenses for providing the services. Reimbursement payments are based on the operating expenses incurred and are made at the cost of the services provided. Proton Fitness does not profit from or receive an additional fee above costs incurred. Unless terminated, the Proton Services Agreement automatically renews for consecutive three-month periods and can be terminated by either party for any reason upon ninety days prior written notice. In the event, the Proton Services Agreement was terminated, and the employees of Proton Fitness no longer provide services required for the operation of the Company, such termination would have a material adverse effect on the Company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

Our environment is intensely competitive, demanding and rapidly changing.

To succeed in our intensely competitive industry, we must continually improve, adapt and cater our product offerings to meet the needs and demands of consumers. We must accurately anticipate changing customer needs and trends, or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we face competition from other internet retailers, and more retailers could enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Our inability to secure, maintain and increase our presence on e-commerce platforms could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include selling products to consumers through third party e-commerce platforms, including Amazon and Shopify. The success of our business is largely dependent on our continuing development of strong relationships with such platforms and abiding by their established rules and regulations for sellers. The loss of our relationship with any large e-commerce platform partner could have a significant impact on our revenue. Consequently, growth opportunities through our e-commerce and direct-to-consumer channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with e-commerce platforms in new or current markets.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodities have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government support programs, changes in international trading policies, impacts of disease outbreaks on material sources and the potential effect on supply and demand as well as weather conditions. Fluctuations in paper and oil prices affect our costs for packaging materials. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The amount of capital the Company is attempting to raise in this Offering may not be enough if the Company makes substantial changes or additions to its current business plan.

The Company believes it has adequate capital to support its current business plan and near-term goals. In the event, the Company makes substantial changes or additions to its current business plan, the Company may need to procure funds in addition to the amount raised in the Offering to achieve its long-term goals. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one all or part of our plans, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company has sales and use tax liability exposure.

The Company has determined that it was required to pay sales and use tax on products sold to end-use consumers in various state jurisdictions. Accordingly, the Company recorded liabilities of $413,000 as of December 31, 2021 and $94,000 as of December 31, 2020, for the amount it estimates that it did not collect from customers at the time of sale, which includes estimated penalties and interest. The Company is in the process of filing voluntary disclosure agreements with certain jurisdictions, filing back returns and remitting the estimated sale and use tax that it did not collect from customers. If these jurisdictions determine that additional amounts of sales and use tax are necessary, the Company will be required to pay accordingly, which could impact our financial results.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion.

Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company manufactures and distributes packaged powdered electrolyte drink mix formulated to help individuals with their electrolyte needs and is suited to individuals following keto, low carb or paleo nutritional diets. The Company's products are formulated with a ratio of sodium, potassium and magnesium and contain no sugar, gluten, fillers or artificial ingredients. Products are primarily sold and distributed directly to consumers through large and established ecommerce platforms.

Business Plan

The Company plans to significantly expand its business by increasing sales to existing and new consumers for its primary product, the powdered electrolyte drink mix. Specifically, the Company plans to expand the reach and scope of its direct-to-consumer business model through existing e-commerce platform channels and through select wholesale channel development. The Company intends to execute a series of detailed and strategic marketing campaigns and initiatives to drive sales growth, which include digital marketing advertisements, podcast and broadcasting advertisements, strategic partnerships with select athletes, health and nutrition experts and influencers, social media personalities and through the creation of organic advertising and promotional content. We plan to use the proceeds from this Offering to support the preceding sales and marketing efforts and to enhance the infrastructure that supports our operations. We view the investors in this Offering as key supporters and promoters of our business and brand, helping to accelerate the Company's growth, reach and marketplace awareness.

The Company's Products and/or Services

Product / Service	Description	Current Market
LMNT	Powdered electrolyte drink mix	Health-seeking consumers. Primarily sold through established e-commerce platforms directly to the end-use consumer.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

We compete directly with sports drink companies as well as energy drink brands. The majority of the market sells products that are high in sugar and woefully low in electrolytes, in particular sodium. The Company's products are high in electrolytes and have zero sugar or artificial ingredients.

Customer Base

Our primary target market are health-seeking consumers looking to support their electrolyte and hydration needs.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6098916	"**LMNT** Elemental Labs"	Mark: Design Plus Words, Letters and/or Numbers	June 3, 2019	July 14, 2020	USA
88456799	"**LMNT** ELEMENTAL LABS"	Mark: Design Plus Words, Letters and/or Numbers	June 3, 2019	Pending	USA
6099594	"**LMNT** ELEMENTAL LABS CITRUS SALT RECHARGE ELECTROLYTE DRINK MIX 1000 MG SODIUM 200 MG POTASSIUM 60 MG MAGNESIUM NO SUGAR 2G CARBS"	Mark: Design Plus Words, Letters and/or Numbers	September 24, 2019	July 14, 2020	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company personnel, advisors and consultants.

Domain Names

The Company owns the drinklmnt.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4%	$1,000	3%*	$120,000
Inventory (1)	48%	$12,000	48.5%	$1,940,000
Sales and Marketing (2)	48%	$12,000	48.5%	$1,940,000
Total	**100%**	**$25,000**	**100%**	**$4,000,000**

*The Intermediary Fee is subject to a sliding scale: 4% up to the first $2 million raised in this Offering plus 2% of amounts raised above $2 million up to $5 million.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will use the proceeds to increase our inventory to meet current customer demand.

(2) Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional sales members and for targeted marketing efforts as we work to expand our global reach.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
James Murphy	CEO, Co-Founder and Chairman of the Board	CEO and Co-Founder of Drink LMNT, 2018 – Present Responsible for sales, operations, and general CEO responsibilities CEO and Founder of Proton Enterprises, which includes Drink Patch, Inc. and Choose Health Inc., 2012- Present Responsible for sales, operations, and general CEO responsibilities	Yale University, B.A., Humanities, 2011
Robb Wolf	Vice President, Co-Founder and Vice Chairman of the Board	Vice President and Co-Founder of Drink LMNT, 2018 – Present Provides critical leadership within product formulation, scientific research, and community-driven brand building to LMNT Healthy Rebellion Podcast Host, 2019 - Present Cover topics ranging from metabolic flexibility to circadian biology to gut health and much more	California State University Chico, B.S., Biochemistry, 1998
Brianna Segerson	Chief Operating Officer and Corporate Secretary	COO of Drink LMNT, 2019- Present Responsible for supply chain, fulfillment, operations, and general responsibilities COO of Proton Enterprises, 2019- Present Responsible for supply chain, fulfillment, operations, and general responsibilities Director of Acquisitions, Albion Residential, 2015- 2018 Responsible for sourcing, analyzing and the carrying out of all due	Yale University, B.A., Psychology, 2013

		diligence related to prospective acquisition targets	
Tyler Cartwright	Key Person and Co-Founder	Co-Founder of Drink LMNT, 2018 – Present Provides critical leadership within product formulation, scientific research, and community-driven brand building to LMNT Co-Founder of Ketogains, 2007-Present Responsible for general responsibilities needed to build, maintain and grow online community following an evidence-based protocol to achieve optimal body composition and health.	Bellevue University, M.B.A., Finance, 2008; Mid-Continent University, B.S., Business Management, 2005
Luis Villaseñor	Key Person and Co-Founder	Co-Founder of Drink LMNT, 2018 – Present Provides critical leadership within product formulation, scientific research, and community-driven brand building to LMNT Co-Founder of Ketogains, 2007-Present Responsible for general responsibilities needed to build, maintain and grow online community following an evidence-based protocol to achieve optimal body composition and health.	Universidad Iberoamericana, Mexico, B.S., Business Administration and Marketing plus Marketing post-graduation studies, 2002
Nicki Violetti	Key Person and Co-Founder	Co-Founder of Drink LMNT, 2018 – Present Provides critical leadership within product formulation, scientific research, and community-driven brand building to LMNT Host of Healthy Rebellion podcast and platform, 2019 - Present Cover topics ranging from metabolic flexibility to circadian biology to gut health and much more	University of California San Diego, B.A., Economics, 2001

Biographical Information

James Murphy: James' work in consumer natural products ranges from building the #1 digestive health supplement brand in the country to investments in over two dozen natural products companies, with exits to publicly traded consumer products companies. Like many on the LMNT team, James was a collegiate athlete and loves staying active in fitness pursuits.

Robb Wolf: Robb is a 2x New York Times bestselling author of The Paleo Solution and Wired to Eat, is a former research biochemist and one of the world's leading experts in Paleolithic nutrition. He has transformed the lives of tens of thousands of people around the world via his top ranked iTunes podcast and wildly popular seminar series.

Brianna Segerson: From a collegiate athlete to new mom, Brianna has been in life-long pursuit of optimal wellness. Her career started in real estate overseeing more than $450MM in development and acquisitions before she pivoted from real estate into the consumer natural products space. Her experience valuing properties and businesses is complimented by an extensive understanding of supply chain, operations, and human-centered organizational leadership.

Tyler Cartwright: Tyler is a key person and Co-Founder of the Company. He is also Co-Founder of Ketogains, a diet and lifestyle driven program for radically positive health outcomes. Tyler is a highly sought-after speaker on topics ranging from diet and lifestyle, technology and wellness and sustained change. His business ventures, like LMNT, are focused on health and wellness – attempting to help people get out of their own way and empowering them to succeed.

Luis Villaseñor: Luis is a key person and Co-Founder of the Company. He is also Co-Founder of Ketogains, a diet and lifestyle driven program for radically positive health outcomes. Luis is regarded as one of the most experienced and knowledgeable persons in the Low-Carb/Ketogenic dieting space and is the industry's go-to when applying a low-carb diet to effective Bodybuilding and Strength Training.

Nicki Violetti: Nicki is a key person and co-founder of LMNT. She has been at the forefront of health for two decades, founding the 4th CrossFit affiliate gym as well as leading digitally-enabled health communities. Currently, Nicki is a host of the Healthy Rebellion podcast and platform, where she and Robb cover topics ranging from metabolic flexibility to circadian biology to gut health and much more.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees. The Company utilizes the services of 18 people provided via a Services Agreement with Proton Fitness, LLC, for which James Murphy, the Company's CEO and Co-Founder, is an indirect majority owner. See the section titled "*Transactions with Related Persons and Conflicts of Interest*" for more information regarding this related party transaction.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 1,000,000 shares of Series A-1 preferred stock, par value $0.0001 per share (the "**Series A-1 Preferred Stock**") and 881,000 shares of Series A-2 preferred stock, par value $0.0001 per share (the "**Series A-2 Preferred Stock**") (the Series A-1 Preferred Stock and Series A-2 Preferred Stock, collectively, the "**Preferred Stock**"). Additionally, the Company has established the Drink LMNT Company Stock Plan for which 1,639,000 shares of Common Stock are reserved for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,893,921 shares of Common Stock (of which 1,413,921 shares are awards issued under the Drink LMNT Company Stock Plan), 612,125 shares of Series A-1 Preferred Stock and 881,000 shares of Series A-2 Preferred Stock will be issued and outstanding. Additionally, the Company will have an additional 225,079 shares of Common Stock available for issuance under the Drink LMNT Company Stock Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,232,662*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share**
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	84.14%

*This figure does not include 661,259 shares of Common Stock that have been issued but are not vested.
**Common Stockholders as a class elect all of the directors of the Company.

Type	Series A-1 Preferred Stock
Amount Outstanding	612,125
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends payable when declared (non-cumulative), pari passu with the holders of Common Stock; (b) 1x Liquidation Preference of $4.00 per share; (c) Right to convert into Common Stock at any time at $4.00 per share; (d) Automatic conversion into Common Stock upon a public offering; (e) Protective provisions
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A-1 Preferred Stock at a later date. The issuance of such additional shares of Series A-1 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.79%

Type	Series A-2 Preferred Stock*
Amount Outstanding	881,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends payable when declared (non-cumulative), pari passu with the holders of Common Stock; (b) 1x Liquidation Preference of $1.00 per share; (c) Right to convert into Common Stock at any time at $1.00 per share; (d) Automatic conversion into Common Stock upon a public offering at $1.00 per share; (e) Protective provisions so long as 1,500,000 shares of Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A-2 Preferred Stock at a later date. The issuance of such additional shares of Series A-2 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.34%

*The Series A-2 Preferred Stock was issued on May 24, 2021 after conversion of outstanding SAFEs of the Company in the amount of $881,000 at a conversion price of $1.00 per share.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$267,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $60,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.44%

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$536,095
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $60,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.88%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$624,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $148,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.41%

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Proton Venture CPG, LLC*	3,740,000 shares of Common Stock	36.01%
Salty AF LLC**	3,740,000 shares of Common Stock	36.01%

*James Murphy, the Company's CEO and Co-Founder, is the sole owner of this entity.
**This entity is owned by Robb Wolf, Nicki Violetti, Tyler Cartwright and Luis Villaseñor, all Co-Founders of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

LMNT manufactures and sells an electrolyte drink mix in support of a healthy lifestyle. The Company was originally formed in Florida as Elemental Labs, LLC on October 5, 2018. The Company was converted to a Delaware corporation on December 30, 2019.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking and savings accounts.

As of May 31, 2022, the Company had $5,027,559 in cash and cash equivalents. The Company is currently profitable and has sufficient financial resources to continue to operate.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

On May 11, 2022, the Company advanced $2.25 million dollars to Salt House Properties, LLC, an affiliated entity owned by Mr. James Murphy and Mr. Robb Wolf, for the purchase and improvement of certain residential real estate located in Big Sky, Montana. The Company's advance to Salt House Properties will bear interest at the applicable mid-term federal rate (AFR) for the purposes of Section 1274(d) of the Internal Revenue Code. It is anticipated that Salt House Properties will obtain mortgage financing on the Big Sky property, which will then be used to refund a portion of the advance made by the Company for purchasing the underlying property.

Upon completion of select improvements to the residential real estate, the Company intends on executing a lease agreement with Salt House Properties, LLC for the use of the Big Sky property. The lease agreement intended to be executed, is part of the Company's planned expansion into the Mountain West region of the United States. As part of this expansion, this Company envisions the Bozeman and Big Sky, Montana area as the home and headquarters for the Company's brand. The Company anticipates using the residential real estate property for employee, promotional, advertising and client hosting purposes.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$748	7,480,000	N/A	December 30, 2019	Section 4(a)(2)
Common Stock*	$143	1,423,921	N/A	December 4, 2020-March 31, 2022	Rule 701
Series A-1 Preferred Stock	$2,448,500	612,125	General Working Capital	May 24, 2021	Reg. D Rule 506(b)
Series A-2 Preferred Stock	N/A**	881,000	General Working Capital	May 24, 2021	Reg. D Rule 506(b)
SAFEs**	$881,000	3	General Working Capital	December 18, 2019; January 22, 2020; February 11, 2020	Section 4(a)(2)
SAFEs	$267,000	3	General Working Capital	August 3, 2021; October 15, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$536,095	608	General Working Capital	October 8, 2021	Reg. CF
SAFEs	$624,000	16	General Working Capital	May 20, 2022	Section 4(a)(2)

*Issued pursuant to the Drink LMNT Company Stock Plan and includes 661,259 shares that have not yet vested.
**Series A-2 Preferred Stock were issued on May 24, 2021 as a result of the conversion of outstanding SAFEs issued by the Company in the amount of $881,000 at the conversion rate of $1.00 per share.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(1) The Company is a party to a Services Agreement ("Proton Services Agreement") with Proton Fitness, LLC ("Proton Fitness"). Employees of Proton Fitness provide nearly all services required for the operation of the Company (including without limitation, strategic planning, accounting, information and technology, human resources/benefits, finance and audit, software and other technology development, product development, branding, marketing and sales support, website development and maintenance, procurement, insurance risk/management, and business advisory) in return for reimbursement of all direct and indirect, fully-burdened actual operating expenses for providing the services. James Murphy is an officer and director of the Company as well as an owner of Proton Venture CPG, LLC, a major stockholder in the Company. Mr. Murphy is also a manager and member of Proton Fitness. Payments under the Proton Services Agreement for 2021 total approximately $1,905,000.

(2) The Company sponsors Robb Wolf's podcast (The Healthy Rebellion Radio), email and social media platform by payment of a $4,166 industry standard monthly fee to Bado Gato, LLC owned by Mr. Wolf. Mr. Wolf is an officer and director of the Company.

(3) The Company sponsors Ketogains (Arbco Enterprises LLC) social media platform and bootcamp by payment of a $7,500 industry standard monthly fee to Arbco Enterprises, LLC owned by Tyler Cartwright and Luis Villansenor, who are Co-Founders and indirect material stockholders of the Company.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $4,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 15, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250 and the maximum amount that an Investor may invest in the Offering is $5,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with an Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $200,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $200,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the

Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company is a party to a certain Founders Agreement, dated as of December 31, 2019, under which the Company, Proton Venture CPG, LLC, an entity majority owned by James Murphy, and Salty AF, LLC, an entity majority owned by Robb Wolf, agreed to, among other things (i) restrictions on transfer; (ii) right of first refusal on certain proposed transfers; (iii) rights to repurchase on any involuntary transfers; and (iv) voting provisions regarding the Company's board of directors, in particular, voting their shares for directors nominated by each entity so long as such entity retains a certain level of ownership in the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

● The Company does not have the right to repurchase the Securities.
● The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay to the Intermediary a fee equal to (i) four percent (4%) of amounts raised in the Offering up to $2M; plus (ii) two percent (2%) of the amounts raised in the Offering exceeding $2M and up to $5M.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one and one-half percent (1.5%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/James Murphy	
(Signature)	
James Murphy	
(Name)	
Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/James Murphy	
(Signature)	
James Murphy	
(Name)	
Director	
(Title)	
June 7, 2022	
(Date)	
/s/ Robb Wolf	
(Signature)	
Robb Wolf	
(Name)	
Director	
(Title)	
June 7, 2022	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



DRINK LMNT, INC.

FINANCIAL STATEMENTS
December 31, 2021 & 2020



TABLE OF CONTENTS

ALAN T. SCHIFFMAN, CPA, PC
1166 Dimock Lane | Naples, FL 34110

To the Board of Directors,
Drink LMNT, Inc.
New York, New York

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying financial statements of Drink LMNT, Inc. which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations, stockholders' equity and cash flows for the two years ended December 31, 2021 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position Drink LMNT, Inc. as of December 31, 2021 and 2020, and the results of its operations, stockholders' equity and its cash flows for the two years ended December 31, 2021 in accordance with U.S. generally accepted accounting principles.

CPA PC

Alan T. Schiffman, CPA, PC

April 25, 2022

DRINK LMNT, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(DOLLARS IN THOUSANDS)

	2021	2020
Net sales	$ 31,589	$ 7,053
Cost of products sold	10,058	1,872
Gross profit	21,531	5,181
Selling, marketing and brand expense	17,263	3,358
Product development expense	421	183
General and administrative expense	781	415
Sales and use tax expense	413	95
Total operating expenses	18,877	4,050
INCOME FROM OPERATIONS	2,654	1,131
Income tax expense	680	251
NET INCOME	$ 1,974	$ 880

The accompanying notes are an integral part of the consolidated financial statements.

DRINK LMNT, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2020
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

	2021	2020
ASSETS		
Cash and cash equivalents	$ 6,554	$ 1,324
Accounts receivable, net	644	184
Inventories	3,139	464
Prepaid and other assets	562	675
Total assets	$ 10,899	$ 2,648
LIABILITIES		
Accounts payable and accrued expenses	$ 2,492	$ 418
Sales and income taxes payable	1,243	346
Other liabilities	48	6
	3,783	769
Simple agreement for future equity (SAFE), net	770	881
Total liabilities	4,553	1,650
STOCKHOLDERS' EQUITY		
Series A-1 preferred stock, $0.0001 par value, 1,000,000 shares authorized,		
612,125 issued and outstanding as of December 31, 2021	0	-
Series A-2 preferred stock, $0.0001 par value 881,000 shares authorized,		
issued and outstanding as of December 31, 2021	0	-
Common stock, $0.0001 par value, 15,000,000 shares authorized,		
8,140,188 shares issued and outstanding as of December 31, 2021 and		
7,817,179 issued and outstanding as of December 31, 2020	1	1
Additional paid-in-capital	3,663	288
Retained earnings	2,683	709
Total stockholders' equity	6,347	998
Total liabilities and stockholders' equity	$ 10,899	$ 2,648

The accompanying notes are an integral part of the consolidated financial statements.

DRINK LMNT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2021 AND 2020
(DOLLARS IN THOUSANDS)

	Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional paid-in capital	Retained earnings (Deficit)	Total
	Shares	Par value	Shares	Par value	Shares	Par value			
BALANCE, December 31, 2019	-	$ -	-	$ -	7,480,000	$ 1	$ 270	$ -	$ 270
Share based compensation	-	-	-	-	337,179	0	18	-	18
Correction of a prior period accounting error	-	-	-	-	-	-	-	(170)	(170)
Net income	-	-	-	-	-	-	-	880	880
BALANCE, December 31, 2020	-	$ -	-	$ -	7,817,179	1	288	709	$ 998
Proceeds from Series A-1 preferred stock issuance	612,125	0	-	-	-	-	2,449	-	2,449
Conversion of SAFEs into Series A-2 preferred stock	-	-	881,000	0	-	-	881	-	881
Share based compensation	-	-	-	-	323,009	0	46	-	46
Net income	-	-	-	-	-	-	-	1,974	1,974
BALANCE, December 31, 2021	612,125	$ 0	881,000	$ 0	8,140,188	1	3,663	2,683	$ 6,347

The accompanying notes are an integral part of the consolidated financial statements.

DRINK LMNT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(DOLLARS IN THOUSANDS)

	2021	2020
Cash flows from operating activities:		
Net income	$ 1,974	$ 880
Share-based compensation	46	18
Adjustments to reconcile net income to net cash provided by operating activities:		
Effect on cash of changes in operating assets and liabilities:		
Accounts receivable	(460)	(70)
Inventories	(2,674)	(196)
Prepaid and other assets	112	(656)
Accounts payable and accrued expenses	2,074	339
Sales and income taxes payable	897	346
Other liabilities	43	(64)
Net cash provided by (used for) operating activities	2,012	596
Financing Activities		
Issuances of simple agreements for future equity (SAFEs), net	770	464
Redemption of SAFEs	(881)	-
Conversion of SAFEs into Series A-2 preferred stock	881	-
Proceeds from of Series A-1 preferred stock issuance	2,449	-
Adjustment to retained earnings, correction of prior period erro	-	(170)
Net cash provided by financing activities	3,218	293
Net increase in cash and cash equivalents	5,230	889
Cash and cash equivalents, beginning of year	1,324	435
Cash and cash equivalents, end of period	$ 6,554	$ 1,324

The accompanying notes are an integral part of the consolidated financial statements.

(DOLLARS IN THOUSANDS)

NOTE 1 – NATURE OF OPERATIONS

Drink LMNT, Inc. (or the "Company" "our" "we"), is a Delaware corporation organized on December 30, 2019. The Company was originally formed as a limited liability company under the name Elemental Labs, LLC, on October 5, 2018 and initiated operations in December of the same year. Pursuant to Articles of Conversion filed on December 30, 2019, Elemental Labs, LLC converted into a Delaware corporation, Drink LMNT, Inc., in exchange for the issuance of 7,480,000 shares of common stock.

The Company manufactures and distributes packaged powdered electrolyte drink mix formulated to help individuals with their electrolyte needs and is suited to individuals following keto, low-carb or paleo nutritional diets. The Company's products are formulated with a ratio of sodium, potassium and magnesium and contain no sugar, gluten, fillers or artificial ingredients. Products are primarily sold and distributed directly to consumers through large and established e-commerce platforms.

The Company is headquartered and qualified to conduct business in Florida. The Company's principal office is in New York, New York. Our revenues are derived primarily from operations in the United States, and to a lesser extent, Canada.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. As the Company is an emerging growth company, the Company is exempt from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

The financial statements include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in the Offering Statement on Form C, filed with the Securities and Exchange Commission ("SEC"). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Through the Offering Circular included herein, the Company is offering Simple Agreements for Future Equity ("SAFEs" or "securities") from a minimum of $250 to $5,000. Proceeds from the offering will be made immediately available to the Company once the Company raises a minimum

of $250 ("Minimum Offering"). The Company intends to use the proceeds from the offering for ongoing growth initiatives, working capital and general corporate purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Transactions with affiliates

In October 2018, the Company entered into a Services Agreement with an affiliated entity (the "Affiliate"). Under the Services Agreement, the Affiliate provides product development, marketing, management and other related to services at an amount equal to all direct and indirect, fully burdened actual operating expenses incurred by the Affiliate. Refer to Note 7 – Transactions with Affiliates for additional information.

Risks and uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, competition from substitute products and services from larger companies, changes in consumer taste, dependence on key individuals and affiliate relationships, and continuation of key partnerships with third parties involved in the production, sale and distribution of our products.

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and results of its operations.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of COVID-19 as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries.

The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results

Use of estimates

To prepare financial statements in conformance with GAAP, the Company's management must make informed estimates affecting how we report revenues, expenses, assets, and liabilities. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2021, and 2020, cash consists of checking and savings deposits. The Company's cash balances exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

Accounts receivable, net

Accounts receivable are stated at net realizable value. Most customers are not extended credit, and therefore, time to maturity for receivables is short. For a small number of customers, trade credit is extended on a short-term basis, and therefore, trade accounts receivable do not bear interest and are due under normal trade terms. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on history of write-offs, collections and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company believes its accounts receivable credit risk exposure is limited and has not experienced any significant write-offs throughout its operating history.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories are recorded using the weighted average cost method and primarily consist of packaged finished products. Costs associated with the purchase and transport of finished products are recorded as inventory. The Company periodically reviews the value of items in inventory and if applicable, provides write-downs or write-offs of inventory based on its assessment of slow-moving inventory. As of December 31, 2021, all the Company's inventory was held by third-party warehouse and customer fulfillment service providers.

Property and Equipment

The Company does not have any property or equipment. When the Company invests in property and equipment it will be stated at cost less accumulated depreciation. Depreciation and amortization will be calculated using the straight-line method over the estimated useful life of the respective assets.

Revenue recognition

Effective January 1, 2019, the Company adopted *Accounting Standards Codification 606, Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied.

Our net sales predominantly reflect the sale of packaged electrolyte drink mixes. The customer is most often the end-use consumer, and to a lesser extent, wholesaler or retailer. Each contract typically includes a single performance obligation to transfer control of the products to the customer. Depending on the contract, control is transferred when the products are either shipped or delivered to the customer, at which point we recognize the transaction price for those products as net sales. The transaction price recognized at that point reflects our estimate of the consideration to be received in exchange for the products.

For product sales directly shipped to the customer, control, title and risk of loss is transferred at shipping point. For product sales directly to wholesalers or retailers, the Company recognizes revenue when persuasive evidence of an arrangement exists, which includes a purchase order, fixed price, transfer of title, collection of the resulting receivable is reasonably assured and there are no customer acceptance requirements or remaining obligations.

Net sales exclude taxes we collect from customers that are imposed by various local, state and foreign governments on our sales. Net sales include any amounts we bill customers for shipping and handling activities related to the products. We recognize the cost of those activities in cost of product sales during the same period in which we recognize the related net sales.

Sales returns are treated as a reduction of sales.

Cost of products sold

Cost of products sold is primarily comprised of the direct materials, supplies and costs incurred to convert purchased materials and supplies into finished products. Cost of products sold also includes inbound freight costs, internal transfer costs, warehousing, fulfillment costs and costs associated with shipping and distribution to end-use consumers.

Selling, marketing and brand expense

Selling, marketing and brand expense is primarily comprised of advertising, promotional and marketing placement fees paid to third-party e-commerce platforms. Also, included within selling, marketing and brand expense are fees paid to third parties to aide and develop digital sales campaigns on social media and e-commerce platforms such as Facebook, Google and Amazon.

(DOLLARS IN THOUSANDS)

Advertising costs, charged to expense as incurred or when the advertisements first take place, include internet, digital and internet broadcasting advertisement placements.

Non-advertising related components reported in selling, advertising and brand expense include consumer and brand promotions, partnerships with third-party affiliates and brand representatives, product sampling and other sales aids. Product sampling costs, net of funds collected for shipping and handling, totaled $2,404 for the twelve months ended December 31, 2021 and $180 for the twelve months ended December 31, 2020. Accounting for endorsement and sponsorship payments are based on the specific individual contract provisions.

Selling, marketing and brand expenses, including related costs of product sampling, amounted to $17,263 and $3,358 for the years ended December 31, 2021 and 2020, respectively.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Management believes any such positions are immaterial to the overall financial statements of the Company as of December 31, 2021, and December 31, 2020.

The Company is currently taxed as a corporation for federal and state income tax purposes. When filed, the Company's federal and state income tax returns for the years ended December 31, 2021, and December 31, 2020, will remain subject to examination by the relevant taxing authorities.

Concentration of risk

Certain of the Company's products utilize components, such as raw materials, from a limited number of sources. A disruption in the supply of such materials could significantly affect the Company's revenues from those products, as alternative sources may not be available at commercially reasonable rates or within an acceptable period of time.

The Company utilizes third-party ecommerce platforms, such as Amazon and Shopify, to sell a significant majority of its products. Any disruption or non-compliance with the respective

(DOLLARS IN THOUSANDS)

platforms rules and regulations could significantly affect the Company's ability to market products to end-use consumers.

Stock-based compensation

In June 2018, FASB amended *ASU No. 2018-07, Compensation – Stock Compensation*, to expand the scope of *Topic 718, Compensation – Stock Compensation*, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company has adopted the provisions of ASU No. 2018-07. Refer to the Note 8 for more information.

The Company accounts for stock-based compensation under the provisions of FASB ASC 718. The Company recognizes expense for non-employee restricted stock awards in the same period(s) and in the same manner as though the entity had paid cash for the underlying services provided. Accordingly, the Company recognizes the cost of non-employee restricted share awards during the period when the underlying services are received or performed by the non-employee. Compensation expense for non-employee restricted stock awards is measured based on the estimated fair value of the underlying award as of the date of grant. The Company reviews restricted stock awards on an award-by-award basis to determine if vesting of the award pertains to a service or performance condition. As such, compensation cost is recognized (1) on the date of grant for restricted share awards with no future service or performance condition, (2) at the time when the underlying service has been performed or rendered, or (3) on a straight-line basis over the defined service period. The Company accounts for forfeitures as they occur.

Foreign currency transactions and translation

The Company's functional and reporting currency is the US dollar.

SAFE issuance costs

Costs incurred in connection with the issuance of the Company's Simple Agreements for Future Equity (SAFEs) have been recorded as a direct reduction against the SAFEs issued.

Recent accounting pronouncements

In August 2018, amendments to existing accounting guidance were issued through *Accounting Standards Update 2018-15* to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect, if any, that the updated standard will have on the financial statements and related disclosures.

(DOLLARS IN THOUSANDS)

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (1) provide supplemental guidance, (2) are technical corrections, (3) are not applicable or (4) are not expected to have a material impact on our financial statements.

NOTE 3 – FAIR VALUE MEASUREMENTS

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

December 31, 2021	Level 1	Level 2	Level 3	Total
Cash	$6,554	-	-	$6,554

December 31, 2020	Level 1	Level 2	Level 3	Total
Cash	$1,324	-	-	$1,324

NOTE 4 – PRIOR PERIOD ACCOUNTING ERROR

Through a review of its books and records, the Company determined that certain expenses paid during the twelve-month period ended December 31, 2020, applied to costs incurred during the twelve-month period ended December 31, 2019. Expenses approximating $170 were charged to opening retained earnings as of January 1, 2020.

(DOLLARS IN THOUSANDS)

NOTE 5 – INVENTORIES

Inventories are recorded at the lower of weighted average cost or market and are comprised of packaged finished goods totaling $3,139 and $464 as of December 31 2021 and 2020, respectively. All inventory is held at third-party warehouse and order fulfillment service providers.

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS

The Company prepays certain advertising and marketing expenses along with other general and administrative expenses. The Company amortizes the prepaid expenses over the economically beneficial periods; none of the periods exceed twelve months. As of December 31, 2021, and 2020 the company had prepaid expenses of $237 and $551, respectively.

NOTE 7 – TRANSACTIONS WITH AFFILIATES

In October 2018, the Company entered into a Services Agreement (the “Agreement”) with an affiliated entity (the “Affiliate”). The Affiliate is a provider of product development, marketing, management and related services (“Services”) to affiliated companies offering health and wellness consumer products. Under the Services Agreement, the Affiliate determines the resources and facilities to be used in rendering the Services and performs the Services by means of its employees or contractors hired by the Affiliate. The manner and means by which the Affiliate chooses to select, hire, train, assign, compensate, correct reassign or dismiss employees or contractors to perform the Services are in the sole discretion of the Affiliate. As of December 31, 2021, and December 31, 2020, the Company did not have any direct employees.

The Services provided by the Affiliate may include, but are not limited to, strategic planning, accounting, information and technology, human resources, finance and internal audit, software and other technology development, product development, branding, marketing and sales support, website development and maintenance, procurement, insurance, risk management and business advisory. In consideration of the Services performed, the Company pays the Affiliate an amount equal to all direct and indirect, fully burdened actual operating expenses for providing the Services with indirect costs allocated based on methods as mutually agreed to be consistent and reasonable.

Unless terminated, the Agreement automatically renews for consecutive three-month periods. The Company or the Affiliate may terminate this Agreement for any reason upon ninety days prior written notice or no less than ten days written notice upon either party materially breaching any term of the Agreement. The Agreement may be terminated by either party immediately on notice upon the bankruptcy or liquidation of the other party.

During the years ended December 31, 2021 and 2020, the Affiliate charged the Company $1,905 and $1,001, respectively, for professional services and operating expenses incurred.

The Company has also entered a Working Capital Reserve Agreement with the Affiliate. Under the Agreement, the Company shall deposit a cash reserve with the Affiliate to be used for normal

(DOLLARS IN THOUSANDS)

expenses and contingencies incurred by the Affiliate. Expenses include, but are not limited to payroll, rent and other general and administrative expenses related to the day-to-day operations of the Affiliate. The cash reserve deposited with the Affiliate may be adjusted and is subject to replenishment, upon written consent, by the Company if used by the Affiliate. The Company can request an audit of the Affiliate's expenses at any time, and funds deposited will be repaid to the Company if the Affiliate is removed. As of December 31, 2021, and December 31, 2020, the Company had $320 and $100 held in reserve at the Affiliate.

NOTE 8 – SHARE BASED COMPENSATION

On December 1, 2020, Drink LMNT, inc. adopted The Company Stock Plan with the purpose of retaining the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, non-employees and consultants to promote the success of the Company's business. Options granted under the Company Stock Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Internal Revenue Code and the regulations promulgated thereunder. Restricted Stock may also be granted under the Plan. The maximum aggregate number of shares that may be issued under the Company Stock Plan is 1,639,000. As of December 31, 2021, all shares granted under the Company Stock Plan consisted of Restricted Stock Awards.

As of December 31, 2021, 1,306,025 shares have been granted under the Company Stock Plan with 332,975 shares available for issue. Of the 1,306,025 shares granted, 660,188 represent vested shares as of December 31, 2021.

The Company recorded $46 and $18 of compensation expense relating to Restricted Stock Awards during the years ended December 31, 2021 and December 31, 2020, respectively. Compensation expense is measured based on the estimated fair market value as of the grant date.

The grant date fair value of Restricted Stock Awards granted during the years ended December 31, 2021 and 2020 ranged from $0.10 to $0.55 per share, respectively.

As of December 31, 2021, 645,837 restricted stock awards are expected to vest with total unrecognized compensation expense of $100, which, as applicable, is expected to be recognized when the underlying services are performed or over the remaining service period of the underlying award.

NOTE 9 – SIMPLE AGREEMENTS FOR FUTURE EQUITY ("SAFEs") & CROWD SAFEs

In 2019 and 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") in the amounts of $464 and $418, respectively for a total of $881. In May 2021, the Company converted all of the outstanding SAFEs into 881,000 shares of the Company's Series A-2 Preferred Stock.

From August 2021 to October 2021, the Company issued new SAFEs in the amount of $803, or $770 net of issuance costs, under Section 4(a)(6), regulation Crowdfunding ("Reg CF") of the Securities Act of 1933 ("Crowd SAFEs"). If an Equity Financing, or the next sale (or series of related sales) by the Company of its equity securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000 cash or cash equivalents (excluding the conversion of any instruments convertible into or exercisable or exchange for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purchase of raising capital, occurs before the Crowd SAFEs terminate ("First Equity Financing") the Company shall notify the Crowd SAFE Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of the Crowd SAFE without converting into Capital Stock, (2) issue to the Crowd SAFE Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Investor Purchase Amount by (y) the First Equity Financing Price.

The "First Equity Financing Price" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, or $60,000, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price, or the Valuation Cap divided by the Fully Diluted Capitalization. The Fully Diluted Capitalization represents the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of Preferred Stock and all outstanding vested or unvested option or warrants to purchase Capital Stock, but excluding (1) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (2) convertible promissory notes issued by the Company, (3) any SAFEs, and (4) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The Crowd SAFEs terminate upon the earlier of (1) the issuance of shares, whether in Capital Stock or in the CF Shadow Series or (2) the payment or setting aside for payment of amounts due to the Crowd SAFE Investor through a Liquidity Event or Dissolution Event.

(DOLLARS IN THOUSANDS)

NOTE 10 – INCOME TAXES

The Company filed partnership income tax returns through December 31, 2019. The partnership was a flow through entity and therefore, the partners were responsible for the related income tax liabilities arising from the Company operations.

The Company filed a corporate income tax return for the year ended December 31, 2020 and intends to file its corporate income tax return for the year ended December 31, 2021. Both tax returns will remain subject to examination by the Internal Revenue Services under the statute of limitations for a period of three years from the date the return is filed.

Certain timing differences may exist as to the accounting method applied for prepaid expenses, inventory and other costs, between capitalizing or expensing such costs. Deferred income taxes may arise because of the timing differences.

	2021	2020
Current tax provision:		
Federal	$526	$209
State	154	42
Total tax provision	$680	$251

NOTE 11 – LEASES

The Company is subject to a short-term lease of office space located in New York, New York. The Company recognizes the lease payments as an expense as incurred on a straight-line basis. During the years ended December 31, 2021 and December 31, 2020, the Company recorded rent expense of $62 and $44, respectively.

NOTE 12 – STOCKHOLDERS' EQUITY

Pursuant to Article IV, of the Amended and Restated Certificate of Incorporation of Drink LMNT, Inc. dated May 10, 2021 ("Amended and Restated Certificate"), the Company is authorized to issue two classes of stock, common stock and preferred stock. In aggregate, the Company is authorized to issue 16,881,000 shares of capital stock; consisting of 15,000,000 shares of common stock, par value of $0.0001 per share, and 1,881,000 shares of preferred stock, par value of $0.0001 per share, of which 1,000,000 shares are designated as Series A-1 Preferred Stock and 881,000 shares are designated as Series A-2 Preferred Stock.

In May of 2021, the Company issued 612,125 shares of Series A-1 Preferred Stock for aggregate proceeds of $2,449. Refer to Note 9, for additional discussion on the May 2021 conversion of all outstanding 2019 and 2020 SAFEs into 881,000 shares of the Company's Series A-2 Preferred Stock.

Common stock

Pursuant to the Amended and Restated Certificate, the Company is authorized to issue 15,000,000 shares of common stock having a par value of $0.0001. Under a Founders Agreement dated December 31, 2019, the Founders of the Company each received 3,740,000 shares of the Company's common stock.

As of December 31, 2021, only the Founders and those granted shares under the Company's Stock Plan (Note 8) have been issued shares of common stock. The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and privileges of the holders of the preferred stock set forth in the Amended and Restated Certificate. Holders of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote. There is no cumulative voting.

Series A-1 and A-2 preferred stock

The holders of Series A preferred stock shares ("Series A Holder(s)") are entitled to receive dividends, pari-passu with the holders of common stock, payable if or when declared by the Company's Board of Directors. Any dividends paid to the holders of preferred stock are not cumulative and are to be distributed among all the holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted into common stock at the then effective conversion ratio.

Each Series A Holder has the right of first refusal to purchase the Series A Holder's Pro Rata Share of any New Securities that the Company may from time to time issue; however, the Series A Holder will have no right to purchase any New Securities if the Series A Holder cannot demonstrate to the Company that such person is an accredited investor as defined in Regulation D of the Securities Act of 1933. A Series A Holder's Pro Rata Share means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series A Preferred Stock owned by such Series A Holder, to (b) the Fully-Diluted Share Number. The Fully-Diluted Share Number is the number of shares of the Company's capital stock equal to all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities.

New Securities means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Series A Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and / or options or warrants) issued or issuable primarily for other than equity financing purposes and approved by the Board; (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act; and (h) up to an additional $1,000,000 aggregate purchase amount of SAFEs to be issued after the Agreement Date with a "Valuation Cap" of no less than $50,000,000, and the Common Stock or Preferred Stock issued or issuable upon conversion of such SAFEs or upon conversion of any securities into which such SAFEs may be converted.

If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Series A Holder of its intention to issue New Securities, describing the type of New Securities and the price and general terms upon which the Company proposes to issue the New Securities. Each Series A Holder will have (10) days from the date of notice to agree in writing to purchase such Series A Holder's Pro Rate Share of such New Securities form the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased. If the Series A Holders fail to exercise in full the right of first refusal within the 10-day period, then the Company will have (120) days thereafter to sell the New Securities with respect to which the Series A Holders' rights of first refusal were not exercised at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Series A Holders.

Each Share of Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share into such a number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series determined in effect on the date such shares are surrendered for conversion. The initial Conversion Price per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth within the respective agreement.

Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (1) the closing of the Company's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration state on Form S-1 under the Securities Act of 1933 or (2) the date, or the occurrence of an event specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock.

(DOLLARS IN THOUSANDS)

Upon a liquidation event, the holders of preferred stock are entitled to receive out of the proceeds of the Company, available for distribution to its shareholders, prior and in preference to any distributions to the holders of common stock an amount per share equal to the Original Issue Price of $4.00 per share for the Series A-1 Preferred Stock and $1.00 per share for Series A-2 Preferred Stock, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the Series A-2 Preferred Stock.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Sales and use tax

The Company determined that it was required to pay sales and use tax on products sold to end-use consumers in various state jurisdictions. Accordingly, the Company recorded liabilities of $413 as of December 31, 2021 and $94 as of December 31, 2020, for the amount it estimates that it did not collect from customers at the time of sale, which includes estimated penalties and interest. The Company is in the process of filing voluntary disclosure agreements with certain jurisdictions, filing back returns and remitting the estimated sale and use tax that it did not collect from customers.

If these jurisdictions determine that additional amounts of sales and use tax are necessary, the Company will be required to pay accordingly.

NOTE 14 – SUBSEQUENT EVENTS

Real estate investment

On March 30, 2022, the Company entered into a purchase agreement to acquire certain residential real estate located in Big Sky, Montana for $2,200. Closing is scheduled for May 11, 2022, and is dependent on the review and approval of property inspections and the other customary closing conditions. In-conjunction with the purchase agreement, the Company deposited $50 in earnest money and plans on using cash on-hand to fund the remainder of the purchase price at closing. Subsequent to closing, the Company anticipates obtaining mortgage financing on the property.

This acquisition is part of the Company’s expansion into the Mountain West region of the United States. As part of this expansion, the Company envisions the Bozeman and Big Sky, Montana area as the home and headquarters for the Drink LMNT brand. The Company anticipates using the residential real estate property for employee, promotional, advertising and client hosting purposes.

Crowdfunded offering

On February 14, 2022, the Company entered a Republic Regulation Crowdfunding Offering Agreement with OpenDeal Portal LLC dba Republic whereas the Company seeks to complete an offering of the Company’s securities under Section 4(a)(6), Regulation Crowdfunding, of the

(DOLLARS IN THOUSANDS)

Securities Act of 1933 (the "Offering") up to $5,000 in Simple Agreement(s) for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $250 or maximum amount of $5,000 in this offering. The Company must receive commitments from investors aggregating to the minimum amount by the offering deadline listed in the Form C, as amended, to receive any funds.

Management's evaluation

The Company evaluated subsequent events from December 31, 2021, the date of these financial statements, through April 25, 2022, which represents the date the financial statements were available for issuance, for events requiring recording or disclosure in the financial statements for the year ended December 31, 2021. The Company concluded that no events, have occurred that would require disclosure in the financial statements, with the exception of the real estate investment and the crowdfunding offering noted above.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name	Drink LMNT
Logo	
Headline	On a salty rebellion to restore health through hydration
Slides	


LM
NT
ELEMENTAL LABS
RECHARGE
ELECTROLYTE DRINK MIX
30 STICK PACKS
1000 mg SODIUM
200 mg POTASSIUM
60 mg MAGNESIUM
NO SUGAR
NO CARBS
RAW UNFLAVORED
RASPBERRY SALT
CITRUS SALT


JOIN US

Tags

Pitch text

Summary

- One of the fastest growing beverage brands in the market (4.5x YoY)
- On a $50MM revenue run-rate as of Q1 2022 and profitable since year 1
- Meeting a true health need with real innovation in the electrolyte category
- Led by an experienced team with exits in the natural product space
- Backed by dozens of professional athletes, teams, and health influencers

Problem

The 'hydration' market is giant and *still* full of garbage



$9.2Bn
'Sports' drinks
295mg
Electrolytes
230mg
Sodium
65mg
Potassium
0mg
Magnesium
High in sugar
29g
Sugar
Low in electrolytes

Many drinks in the hydration category are loaded with sugar and desperately low in a key functional ingredient: **SALT.**

High sugar intake and misinformation around sodium has contributed to some of our most challenging health issues.

CHILDHOOD OBESITY RATES

1 IN 5

Children under 11 are obese or extremely obese
(National Institute for Health)

DIABETES RATES HAVE SURGED

3X

In the last 30 years
(CDC)

HEALTHCARE COSTS

$327Bn

Annual from diabetes. Conditions related to inflammation aggregate to over $2tn annually
(American Diabetes Association)

MINERAL DEFICIENCY

70%

Of Americans are shown to be mineral deficient
(National Institute for Health)

The body needs adequate electrolytes to refuel and be properly energized—not more sugar.

- Whole food diets are lacking in sufficient mineral electrolytes.
- Leading an active lifestyle (read: sweating) requires electrolytes for energy production.
- Numerous diseases and stressors demand specific electrolyte attention.

The science is clear, you need more salt. Period.

Public perception is catching up,

and new knowledge around functional ingredients creates new winners:


New winners
FAT
CHOBANI
GREEK YOGURT
PRIMAL KITCHEN
LOW/NO SUGAR
Honest tea
spindrift
PROTEIN
VITAL PROTEINS
Garden of Life
BACTERIA (PROBIOTICS)
GT'S
KOMBUCHA
organic & raw
BRAGG


SALT
is next.
LMNT
ELEMENTAL LABS
RECHARGE
ELECTROLYTE DRINK MIX
1000 mg SODIUM
200 mg POTASSIUM
60 mg MAGNESIUM
CITRUS SALT

Solution

LMNT

We're owning ***SALT*** *as a revolution*
in hydration and functional beverages.


LMNT
ELEMENTAL LABS
RECHARGE
ELECTROLYTE DRINK MIX
ORANGE SALT
1000 mg SODIUM
200 mg POTASSIUM
60 mg MAGNESIUM
NO SUGAR
2g CARBS
NET WT 0.21 oz (5.93g)

We know our salt

Our **products are science-backed**; and we **publish in-depth content on electrolytes informed by the latest scientific literature**. LMNT also consults with **professional sports teams, elite military units**, and **numerous healthcare practitioners** in support of nutritional interventions for optimal health.


SUGAR-MERGENCY
INFLAMMATION
Sugar can cause inflammation by:
• Raising blood sugar levels
• Feeding bad gut bacteria
• Decreasing ketones
• Promoting fat-storage
NO SUGAR
LMNT


SALTY SCIENCE:
ELECTROLYTES WHILE PREGNANT OR BREASTFEEDING:
WHAT YOU NEED TO KNOW
STAY SALTY


SALTY SCIENCE:
CAN SODIUM HELP WITH POTS?
(POSTURAL ORTHOSTATIC TACHYCARDIA SYNDROME)
LMNT
ELEMENTAL LABS


LMNT POTS WEEK
4 NATURAL STRATEGIES FOR POTS
EXERCISE
BEHAVIORAL CHANGES
DRINK MORE FLUIDS
MORE SALT!


HYDRATION TACTICS
DAY 3
Hydrate for the heat.
LMNT


HOW MUCH WATER SHOULD YOU DRINK A DAY?
(A SCIENCE-BASED GUIDE TO HYDRATION)

Product

A tasty electrolyte drink mix

With everything you need and nothing you don't... yes, that means lots of salt and zero sugar.

LMNT delivers a truly meaningful dose of electrolytes without the sugar or other dodgy ingredients. It's formulated to help anyone with their electrolyte needs and is perfectly suited to folks following **low-carb**, **active,** or **fasting** lifestyles.


LMNT
CITRUS SALT
ELECTROLYTE DRINK MIX
1000mg SODIUM
200mg POTASSIUM
CITRUS SALT

One core formulation, across multiple flavor occasions



LMNT
ELEMENTAL LABS
RECHARGE
ELECTROLYTE DRINK MIX
CITRUS SALT
RASPBERRY SALT
ORANGE SALT
WATERMELON SALT
GRAPEFRUIT SALT
1000 mg SODIUM
200 mg POTASSIUM
60 mg MAGNESIUM



LMNT
ELEMENTAL LABS
RECHARGE
ELECTROLYTE DRINK MIX
MANGO CHILI
LEMON HABANERO
1000 mg SODIUM
200 mg POTASSIUM
60 mg MAGNESIUM

FRUIT

Our fruit flavors are targeted squarely at mainstream hydration, from weekend warriors to pro athletes. Easy to drink, no sugar, lots of salt.

FIESTA

Unlike anything on the market, our spicy fiesta flavors make a mean cocktail or mocktail, and speak to the souls of people who like an extra kick.



LMNT
ELECTROLYTE DRINK MIX
MINT CHOCOLATE
CHOCOLATE SALT
1000 mg SODIUM
200 mg POTASSIUM
60 mg MAGNESIUM



LMNT
ELEMENTAL LABS
RECHARGE
ELECTROLYTE DRINK MIX
RAW UNFLAVORED
1000 mg SODIUM
200 mg POTASSIUM
60 mg MAGNESIUM
NO SUGAR NO CARBS

CHOCOLATE

Chocolate salt is a category buster. Best served hot with coffee or as a no-sugar hot

RAW UNFLAVORED

Hardcore purists like it raw. Designed for restrictive diets, or as a supplement to

cocoa. Iced coffee addicts love it ice cold.

smoothies, broths, and foods with their own flavors.

Traction

Surpassing a $50M run-rate, growing 4.5x YoY

In three years LMNT has become one of the fastest-growing beverage brands.

- Loved by avid tribes of health seekers.
- Put to the test by dozens of professional athletes and sports teams.
- Recommended by leading health influencers

We're honored to collaborate with some of the very best in their respective fields.



Put to the test by top professional athletes & teams







BRADLEY BEAL
3x NBA All Star

TIA-CLAIR TOOMEY-ORR
Fittest Woman on Earth

BRETT FAVRE
NFL Superbowl Winner and 3X MVP, Hall of Fame QB

LANCE ARMSTRONG
Cancer survivor and 7x Tour de France Winner

MACKENZIE DERN
UFC Fighter, ADCC & BJJ World Champion












Recommended by top health influencers


ANDREW HUBERMAN, PhD
Neuroscience Professor at Stanford


THOMAS DELAUER
2.5MM YouTube Subscribers


GABBY BERNSTEIN
#1 NYTimes Bestselling Author


KIRK PARSLEY, MD
Navy Seal Medical Doctor


DAVE ASPREY
#1 NYTimes Bestselling Author & Biohacker


CHRIS KRESSER M.S. L.Ac
Functional Medicine Dr and NYTimes Bestselling author


LILY NICHOLS, RDN
Dietician and Bestselling Author


RICH ROLL
Ultra Athlete and Bestselling Author


STEFI COHEN
25x Powerlifting World Records, Fighter


RYAN HOLIDAY
NYTimes Bestselling Author, The Daily Stoic

+80 more



—

And we're just getting started...

—

Customers

Over 25K+ reviews and a 4.5+ rating

LMNT has generated over **25K+ reviews** with key customer metrics showing avid loyalty. Now with over 250k customers, we impact a vast spectrum of demographics and health circumstances.

Our launch focused on low-carb tribes because diabetes and obesity are two of our most significant health challenges.

Managing electrolytes is an absolutely critical part of successful dietary interventions.



Symptoms from inadequate electrolytes include...

✗ FATIGUE   ✗ CONSTIPATION
✗ FLU-SYMPTIONS   ✗ CRAMPS
✗ HEADACHES   ✗ CRAVINGS
✗ LOW STAMINA   ✗ POOR SLEEP

We've been coaching thousands of people through this for years.

Though it's becoming much bigger than that—and our customers have become our most powerful salesforce.



OUR TRIBE IS #SALTYAF

Business Model

Direct-to-consumer focus, with plenty of runway left

Our core (and only) product is our drink mix stick packs sold online directly to consumers.

Strong margins, retention, and profitability have allowed us to scale as a highly capital-efficient business.



- In addition to hundreds of health and wellness influencers who support the brand, our customer base is one of our strongest drivers of growth through referrals.



- We launched our Wholesale Partnership Program on the back of efforts to support gym owners during COVID.



Traditional retail remains untapped

- **Focused**
  We're currently focused on taking advantage of our direct-to-consumer opportunity.



- **Unsolicited Interest**
  From buyers at big box, specialty, and natural grocer retailers.

Market

The 'hydration' market alone is a $9.2B+ opportunity

LMNT's growth is further supported by durable market trends.



Reduction of single-serve plastic

Re-useable water bottle use increasing

Broad e-commerce growth

+16% Online grocery sales annual growth (with acceleration from COVID)

No sugar

Stick packs are ideal for travel and life on the go (convenience)

Stick packs are one of the only economically-viable ways to distribute beverages via e-commerce

Competition

We're salt- and science-backed, not sugar-loaded

In a crowded space, **we have a differentiated formula and flavor profile**: salty, not sugary. Each packet of LMNT contains **1 gram** of salt and absolutely no sugar, **providing a unique and bold product to the market.**



SUGAR LEVEL
SODIUM LEVEL
LMNT
SUGAR 0G
SODIUM 1,000MG
LIQUID I.V.
SUGAR 11G
SODIUM 500MG
PEDIALYTE
SUGAR 12G
SODIUM 490MG
SKRATCH LABS
SUGAR 19G
SODIUM 380MG
GATORADE ZERO
SUGAR 0G
SODIUM 270MG
NUUN
SUGAR 1G
SODIUM 300MG
DRIP DROP
SUGAR 7G
SODIUM 330MG
GATORADE
SUGAR 34G
SODIUM 270MG
POWERADE
SUGAR 21G
SODIUM 150MG
HYDRANT
SUGAR 6G
SODIUM 260MG
ULTIMA
SUGAR 1G
SODIUM 60MG
BODY ARMOR
SUGAR 18G
SODIUM 20MG

—

It's both what's inside...



Sodium
1,000 mg
11
Na
Potassium
200 mg
19
K
12
Mg
Magnesium
60 mg
ELECTROLYTE DRINK MIX
1000 mg SODIUM
200 mg POTASSIUM
60 mg MAGNESIUM

...and what isn't...

Vegan Friendly
Paleo-Keto Friendly
Everything you need.
Nothing you don't.
No Sugar
No Gluten
No dodgy ingredients

...that makes up our business proposition.

Vision And Strategy

Our mission: To restore health through hydration

Our fundraise is focused on bringing in additional investor-allies to make an even bigger splash. We're honored to have you consider joining us for the journey.

While LMNT will **initially targets the $9.2B hydration segment**, transcending this category is an energy production story. Electrolytes are at the foundation of all cellular, muscular, and neurological functions.


SALT
$3Bn
Pre-workout
$20Bn
Energy drinks
$46Bn
Coffee
$120Bn
Soda
$210Bn
Obesity
$219Bn
Heart health
$270Bn
Cognitive decline
$327Bn
Diabetes
Transcending these categories is an energy production story. Electrolytes are at the foundation of all cellular, muscular, and neurological function.

As you reflect on your potential investment, consider that we are a company committed to health. At times what this means is that we might make decisions to support the health of our customers or community over what might be a profit-driven consideration. Some also call this a risk—we see it as the right thing to do, and will continue to be guided by this. We've also found it's good business.

Funding

Committed investors

With under $5M raised to date, our funding has focused on **bringing on impactful investor-allies to support the business.** We have over 700 investors from **hall of fame professional athletes**, top-tier **founders**, **health leaders** and industry leading investors such as ALIVE Ventures, Thrive Market Ventures, Wild Ventures, SHL Capital, Riverside & Incisive Ventures.

—

Some of our noteworthy investors include...

- **Joe Thomas,** 10x NFL Pro Bowler; Likely 1st Ballot Hall of Fame
- **Nate Solder,** 2x NFL Super Bowl Champion & Patriots Team Co-Captain
- **Bradly Beal,** 3x NBA All-Star, lead the NBA as leading scorer for much of the 2021 season
- **JD Martinez,** 3x MLB All-Star; 3x Silver Slugger Award Winner; World Series Champion
- **Aaron Eckblad,** #1 overall draft pick; lead the NHL in minutes played
- **Nick Martin**, Houston Texas team Captain and former Notre Dame Team Captain.
- **Zack Martin**, 6x All-Pro in first 6 NFL seasons, Cowboys Team Captain
- **Henry Akins**, legendary BJJ instructor and black belt
- **Barry Nalebuff,** Honest Tea co-founder
- **Heidi Brooks**, Yale SOM organization and leadership professor
- **Clayton Christopher,** CAVU Co-founder, Sweat Leaf Tea founder
- **Sam Corcos & Josh Clemente,** Levels Health co-founders
- **Shane Heath and Paul DeJoe,** MUD/WTR co-founders
- **Nick Green & Gunnar Lovelace,** Thrive Market Co-founders
- **Mike Maser,** Co-founder and chairman of Zero Fasting
- **Kevin Olusola**, 3x Grammy winning musician
- **Web Smith**, founder of 2PM, co-founder of Mizzen+Main
- **Peter Attia, MD,** Longevity MD, leading health podcast
- **Kelly LeVeque**, celebrity nutritionist
- **Mark Divine**, founder of NavySEALs.com and SEALFIT
- **Kirk Parsley, MD,** Navy SEAL and Medical Doctor
- **David Nurse**, performance coach to NBA players
- **Katie Wells**, (Wellness Mama) leading mommy blogger
- **Kelly and Juliet Starrett**, The Ready State (formerly MobilityWOD)
- **More than 500 of our top customers**



ALIVE VENTURES



WILD VENTURES



THRIVE MARKET VENTURES



RIVERSIDE VENTURES



INCISIVE VENTURES

Founders

Led by committed team with a track record of success

in the nutrition & natural products industry

Experienced operators and industry leading professionals who have dedicated their careers in the support of health.

Operators
JAMES MURPHY
CEO & Co-Founder
Yale
James' work in consumer natural products ranges from building the #1 digestive health supplement brand in the country (with over $300MM in annual sales) in partnership with world-renowned neurologist, Dr. Perlmutter, to investments in over two dozen natural products companies, with exits to Nestle, Kraft, & AmBev. Like many on the LMNT team, James was a Division I collegiate athlete and loves staying active in fitness pursuits.
BRIANNA SEGERSON
COO
Yale
WILL ROSSITER
Director of Performance Marketing
IDEMIA
SHARON GREEN
Director of Customer Experience
COLUMBIA
MIKE DEARWESTER
Director of Brand
DARTMOUTH
pepsi
LAURA PUTNAM
Sr. Brand Manager
DUKE FUQUA
pepsi
KRISTIN KREMERS
Sr. Content Manager
Duke
VIACOM
JOSH SHROPA
Director of Finance
SANDLER O'NEILL + PARTNERS
JEREMY BARR
Sr. Technology Manager
4Patriots
PAT SCHWARTZ
Director of Product
KETO
CAMERON SHELTON
Sr. Supply Chain Manager
Unilever
ESTĒE LAUDER
Co-founding health leaders
ROBB WOLF
LMNT Co-Founder & Health Leader
A former research biochemist and 2x New York Times bestselling author, Robb has been at the forefront of health innovation for decades. He opened the 1st CrossFit affiliate gym, served on the Navy SEAL resiliency committee for a decade, and is considered a leading authority on ancestral health such as paleo and keto. Robb has also advised leading health brands such as Thrive Market and Epic Provisions.
NICKI VIOLETTI
LMNT Co-Founder & Podcast Host
reddit
r/keto
TYLER CARTWRIGHT
LMNT Co-Founder & Ketogains Co-Founder
LUIS VILLASENOR
LMNT Co-Founder & Ketogains Co-Founder
Advisors
KELLY LEVEQUE
Celebrity Nutritionist
JOHN DURANT
Wild Ventures Health Investor
MARK DIVINE
Navy SEAL and CEO of SEALFIT
JEFF MROZ
NFL QB and Founder of OWYN
JEFF BRAMS
Vice President at Garden of Life
JOHN WELBOURN
12-year NFL veteran, Power Athlete founder
WELLNESS MAMA
Top mommy blogger and wellness entrepreneur

Team

	James Murphy	Founder

Perks

$250   Setting expectations: we do not offer special pricing, discounts, etc as a brand - investors included. We may send a sample pack for you to try flavors but otherwise our value bundle, insiders program, and loyal customer community will be where we focus efforts regarding perks.

FAQ

EXHIBIT C

Form of Security

DRINK LMNT, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Drink LMNT, Inc. a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $200,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

        (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

        (ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Naples, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

DRINK LMNT, INC.

By:
Name: James Murphy
Title: Chief Executive Officer
Address: 1150 Central Ave, Naples, FL 34102
Email: james@drinklmnt.com

INVESTOR:
By:
Name:

Exhibit A- *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by DRINK LMNT, INC. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Drink LMNT, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**
                                                       Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, President
Date: Date:

COMPANY:
Drink LMNT, Inc.

By:
Name:
Date:

EXHIBIT D

Video Transcript

LMNT
Founders Video
Transcript

Robb Wolf: (00:03)
The inspiration for LMNT interestingly was from working with my coaches, Tyler Cartwright and Luis Villasenor, the founders of keto gains. I'm pretty well steeped in the biochemistry and kind of the metabolism behind the ketogenic diet. I thought that I had a lot of the elements of that story buttoned up, but I sat down with those guys. I'm like, Hey, here's what I'm doing. What should I do? And they looked at everything and they were like, you need more electrolytes, specifically sodium

Nicki Violetti: (00:30)
For him he absolutely feels better when he's, when he's keto, but he had such a hard time eating the way that he felt the best, but also performing well in the sport that he loves. That was the kernel. The idea of that kind of started this whole thing.

Tyler Cartwright: (00:43)
Figuring out the electrolyte story was really important because nobody was talking about it, hydration has always been understood to be a balance between fluid volume and the amount of electrolytes that exist in that fluid volume. For some reason, that narrative has shifted and the fitness culture is complicit in that conversations,

Luis Villasenor: (01:02)
It's not just water, but what comes with it. 90, 95% of the issues people have with low carb or keto while eating whole foods is resolved with correctly, managing electrolytes.

Robb Wolf: (01:14)
Like most people do when they have a coach, I ignored what their advice was and kinda like, well, I salt my food. I'm probably good. And it took me at least a year to finally listen to these guys and do what they asked me to do. And it was, it was just a switch flipped.

Tyler Cartwright: (01:40)
One of the biggest struggles we have now is not learning it is unlearning. It is helping people to unpack the things that they've been told that are just factually untrue.

Nicki Violetti:
We're surrounded, we're drowning in sugar in this country. I would love element to be a part of that change and helping people to be healthy and fuel their performance without, without the sugar and the side effects.

Luis Villasenor: (01:53)
It's just not adding salt is getting the adequate amount of salt and then also the adequate amount of potassium and magnesium they're actually a science behind it. And the science sees what your body actually needs, which is why we developed LMNT in the first place, something that we ourselves experience it, our clients experienced it.

Robb Wolf: ([02:15](#))
It was just so obvious that this was the critical missing piece to the story, getting the electrolytes correct in particular, the sodium. And so we started helping to educate people in kind of an open source fashion providing, uh, a do it yourself, you know, option and people really benefited from that. But we also recognize that there were some convenience issues around mixing your own blend.

Nicki Violetti: ([02:40](#))
And that was sort of where it was like, okay, this is, this is something that people who follow a lower carb, ketogenic diet need, and what can we do about it?

Robb Wolf: ([02:50](#))
Because we are busy, both Nikki and I, and then Tyler and Luis, managing these communities that we have generating content. We weren't really in a position to the operations and the management of the brick and mortar elements of this. And that's where the Proton team was critical in making this thing go.

Luis Villasenor: ([03:08](#))
Looking really, I changing things on, we have a possibility of just not, you know, being a niche product or more so, helping more people, you know, get aware of the importance of the appropriate hydration.

Tyler Cartwright: ([03:21](#))
I think this thing's salty for me, this means to be honest with yourself. And I love having people around me who get that's how we all get better.

Nicki Violetti: ([03:29](#))
Being able to spend my time, our time doing what we love and still being able to impact people and help people.

Robb Wolf: ([03:41](#))
There's really legitimate need here to help people make this easier so that then they can go on to succeed in these important diet and lifestyle changes. And it's ironic that this salt piece was like the linchpin, the Keystone to making all the rest of that work.